SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-51726

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Magyar Bank 401(k) Profit Sharing Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Magyar Bancorp, Inc.
400 Somerset Street
New Brunswick, New Jersey 08903

REQUIRED INFORMATION

The Magyar Bank 401 (k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements and schedules are filed as a part of this Annual Report on Form 11-K.

Page Number
(a) Financial Statements of the Plan

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3

Notes to Financial Statements	4

(b) Schedule *

Schedule of Assets (Held at End of Year) - Schedule H, Line 4i for the Year Ended December 31, 2010	14

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Magyar Bank 401 (k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Magyar Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Magyar Bank 401(k) Profit Sharing Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WithumSmith+Brown, PC
WithumSmith+Brown, PC
Somerville, New Jersey
June 27, 2011

MAGYAR BANK
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

Assets	2010	2009

Investments:
Interest-bearing cash	$18,088	$13,899
Insurance co. general account, at fair value	439,820	562,599
Registered investment companies, at fair value	2,301,260	2,010,542
Employer-related security fund, at fair value	293,917	245,963
Total investments	3,053,085	2,833,003

Receivables:
Notes receivable from participants	150,430	123,188
Total receivables	150,430	123,188

Total assets	3,203,515	2,956,191

Net assets available for benefits	$3,203,515	$2,956,191

See Accompanying Notes to Financial Statements

MAGYAR BANK
401(k) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2010

Additions:
Investment Income:
Interest on interest-bearing cash	$2
Interest on participant loans	6,797
Other interest	12,163
Dividend income	36,021
Net appreciation in fair value of investments	250,792
Total investment gain	305,775

Contributions:
Employee	297,271
Rollover	37,082
Employer	-
Total contributions	334,353

Total additions	640,128

Deductions:
Distributions to participants	389,477
Administrative expenses	3,327
Total deductions	392,804

Net increase for the year	247,324

Net assets available for benefits, beginning of year	2,956,191

Net assets available for benefits, end of year	$3,203,515

See Accompanying Notes to Financial Statements

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the Plan:

The following brief description of the Magyar Bank 401(k) Profit Sharing Plan (the “Plan”) is provided for purposes of general information only. Participants should refer to the Plan document for more complete information.

General:
The Plan was established effective March 1, 1994. The Plan is a participant-directed defined contribution plan covering substantially all employees, as defined, with Magyar Bank and its subsidiaries (the “Bank”), which elect to participate in the Plan. The Bank is a wholly-owned subsidiary of Magyar Bancorp, Incorporated. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility:
The Plan covers all eligible employees of the Bank who have attained 18 years of age upon their first day of employment.

Contributions:
As of April 2, 2007, participants may contribute up to 80% of their gross earnings, as defined, up to the maximum permitted by IRS limitations. Contributions of gross earnings may be either before-tax or after-tax dollars. Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as rollover contributions).

Participating employees age 50 and above may elect to make "Catch Up" pre-tax contributions to the Plan above the Plan's maximum. The maximum additional Catch Up contribution was $5,500 during both the 2010 and 2009 Plan years. Effective January 1, 2007, Plan provisions allowed for the automatic enrollment of all eligible participants upon entry into the Plan of 3% of the participants’ eligible compensation, which will be invested into a qualified default investment option determined by the Plan sponsor. Additionally, participants who are currently making an elective contribution to the Plan will automatically have that contribution percentage increased 1% every January 1st to a maximum of 6%.

The Bank made discretionary matching contributions of 100% of the first 3% of employees' elective contributions and 50% of the next 2% of employees' elective contributions up to a maximum of 4% of gross earnings until April 10, 2009, when the maximum employer contribution was reduced to 2%. On July 17, 2009, the employer contribution was reduced to 0% and remained at 0% during the 2010 Plan year.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the Plan (continued):

Notes receivable from participants:
Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Participants may borrow from their individual participant accounts up to a maximum of the lesser of $50,000 or 50% of the market value of their vested balance. The interest rate used in calculating repayments is the prime rate plus one percentage point at the time of the loan and rates range from 4.25% to 9.25% as of December 31, 2010. The interest rate is fixed at the time of loan origination and remains unchanged for the life of the loan. The interest paid by the participant is credited to the participant's retirement savings account. The loans have maturities up to five years or up to thirty years for the purchase of a principal residence. Loan repayments for principal and interest are made ratably as individual payroll deductions during each regularly scheduled pay period. Loan transactions are treated as a transfer to (from) the respective fund from (to) the participants' loans receivable fund. The loans are secured by the balance in the participant's account.

Investments:
Employees may elect to have their contributions and the applicable matching Bank contributions invested in one of the various funds offered by the Plan.

Participant accounts:
Each participant’s account is credited with the participant’s pre-tax and after-tax contributions, the Bank’s matching contributions and an allocation of Plan earnings. Plan earnings are allocated to participants based on each participant’s share balance as a percentage of the Plan’s total share balances. The benefit to which a participant is entitled is the benefit provided from the participant’s vested account.

Vesting:
The employees are always 100% vested with respect to their own contributions. The Bank contributions, together with the earnings or losses on these contributions, will be available to the employees at the time of withdrawal only to the extent they are vested. All Bank contributions will become fully vested in the event of a participant's death, early retirement at age 55, total and permanent disability, or the attainment of age 65 (normal retirement date). Effective January 1, 2007, Bank matching contributions for each year will vest at the rate of 20% per year of service for the first five years of service and employer non-matching contributions will vest 100% immediately. After an employee has attained five years of service, all current and future contributions are immediately vested.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the Plan (continued):

Payments of benefits:
Once reaching the age of 59-1/2, a participant can withdraw all pre-tax contributions including earnings for any reason. A partial or total withdrawal (including vested Bank contributions) of a participant's after-tax contributions may be made on any valuation date or as soon as administratively feasible thereafter. In addition, participants may withdraw pre-tax contributions in the event of a financial hardship in the amount equal to their immediate financial need. Hardship withdrawals will be processed as soon as administratively feasible and in most cases the withdrawal will be subject to Federal income taxes.

Administrative expenses:
Expenses incurred in the administration of the Plan and the trust are generally charged to and paid by the Plan sponsor and are not included in the accompanying financial statements. Fees pertaining to specific participant transactions are paid by the Plan to the trustee through participant deductions and are reflected as administrative expenses.

Plan administration:
The Plan is administered by the 401 (k) Investment Committee appointed by the Bank's Board of Directors.

Forfeitures:
Forfeitures of non-vested participants' accounts are retained in the Plan and may be used to reduce future employer contributions or to offset administrative fees. During 2010 and 2009, non-vested forfeitures amounted to $4,189 and $15,029, respectively. The employer used $0 and $9,213 of the previously forfeited amounts to fund employer contributions in 2010 and 2009, respectively. The balance of the forfeited funds held by the Plan at December 31, 2010 and 2009 was $18,088 and $13,899, respectively.

Plan termination:
The Bank anticipates and believes that the Plan will continue without interruption, but reserves the right to continue or amend the Plan, revise the rate of Bank contributions or terminate the Plan at any time. If terminated, participants would become 100% vested in their accounts and the assets of the Plan will be distributed to the participants and beneficiaries in the order and manner prescribed in ERISA.

Basis of accounting:
The accompanying financial statements are prepared on the accrual basis of accounting. Under this method of accounting, contributions and investment income are recorded when earned and expenses are recorded when incurred.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies:

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and fair value measurements:
The Plan’s investments are recorded in accordance with ASC 820, which established a framework for measuring fair value. ASC 820 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1:  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:  Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted prices that are observable for the asset or liability;
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:  Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the most observable level of any input that is significant to the fair value measurement. Valuation techniques were used to maximize the use of observable inputs and minimize the use of unobservable inputs.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued):

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Employer-related security fund: The Plan holds an investment fund, which consists primarily of employer-related securities. State Street Bank is the fund’s custodian and is paid related custodial fees. As of December 31, 2010, Magyar Bancorp, Inc. common stock represented approximately 96% of the fund’s assets, and the remaining 4% consisted of cash. While Magyar Bancorp, Inc. common stock is publically traded, the units of this Magyar Bank Employer Stock Fund are only available to the participants of this Plan. This fund is valued at the net asset value (“NAV”) of the units held by the Plan at year end as calculated by the custodian of the fund. The fair value of this fund is considered to be a level 2 measurement, since the fair value is based on a comparison of the Plan sponsor’s publically traded stock value.

Mutual funds: Valued at the NAV of shares held by the Plan at year end as reported on the active market on which the fund is traded and are therefore valued using level 1 measurement.

Guaranteed investment contract (presented as insurance co. general account on the Statements of Net Assets Available for Benefits): Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract. The contract values are determined daily based on fair value for all separate accounts under group annuity contracts and all mutual funds under net asset value custodian agreements. The fair value of the contract is considered to be a level 2 measurement since its value is based on similar contracts with similar interest rates.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investment income recognition:
With respect to pooled funds, the Plan shares in the gains or losses according to the percent of the Plan's assets to the total assets of the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued):

Distributions:
Distributions to Plan participants are recorded when paid. The benefit distribution to which a participant is entitled is that benefit which can be provided from the participant's vested account balance.

Reclassifications:
Certain reclassifications have been made to prior year amounts to conform to the current year presentation. There was no effect on the net assets available for benefits as of December 31, 2009.

Note 3 - Investments:

The following table presents all investments that represented 5% or more of the Plan's net assets at respective year ends:

	December 31,
	2010	2009
Employer-related security fund
Magyar Bank Employer Stock Fund	$293,917	$245,963

Transamerica Life Insurance Co.
Insurance Company/General Account	439,820	562,599
Fidelity Mid Cap Fund	205,063	155,252
Fidelity Small Cap Fund	201,096	184,701
Transamerica Diversified Equity Fund	203,464	185,260
American Funds Fundamental Fund	213,710	191,324

Diversified Investment Advisors
Transamerica Core Bond Fund	192,355	242,730

During 2010, the Plan recognized interest income of $18,962, which includes interest on participant loans of $6,797, other interest of $12,163 on the Insurance Company general account and $2 from interest-bearing cash. During 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) resulted in a net appreciation in value as follows:

Net appreciation in fair value of registered investment companies	$254,201
Net depreciation in fair value of employer-related security fund	(3,409)

Total	$250,792

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4 - Investment contract with Insurance Company:

The Plan holds a benefit-responsive investment contract with Transamerica Life Insurance Company (“Transamerica”), listed in the Statement of Net Assets Available for Benefits as Insurance co. general account. Transamerica maintains the contributions in a general account. As described in ASC 962-325, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract. The contract values are determined daily based on fair value for all separate accounts under group annuity contracts and all mutual funds under net asset value (NAV) custodian agreements. The group annuity contracts held by the Plan meet the five conditions to be considered fully benefit-responsive. The investment custodian has determined that the fair value of the insurance company general account approximates its contract value at December 31, 2010 and 2009, therefore, no adjustment to contract value is required on the Statement of Net Assets Available for Benefits.

All of Transamerica’s separate account funds are valued daily using publicly available quoted market prices, and participants bear the investment risks. The separate account funds must be reported at the fair market value in the defined contribution plan’s financial statements. Accordingly, the disclosure requirements are not applicable to the separate account funds.

The average yield on the insurance company general account was 2.73% and 3.16% in years 2010 and 2009, respectively. The contract’s interest rate is reset monthly. In case of a pending plan termination or contract discontinuance, the surrender value would be different than the contract value. The Plan’s administrator does not believe that the occurrence of any such event is probable. The contract has no stated maturity date, and the amount payable to Plan participants on demand is contract value.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5 – Investment Valuation:

The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010.

	Level 1	Level 2	Level 3	Total

Cash	$18,088	$-	$-	$18,088

Registered Investment Companies
Index	585,254	-	-	585,254
Horizon	256,399	-	-	256,399
Bond	251,733	-	-	251,733
Small Equity	230,027	-	-	230,027
Medium Equity	267,615	-	-	267,615
International	136,118			136,118
Diversified	203,464			203,464
Balanced/Asset Allocation	370,650	-	-	370,650

Company Stock	-	293,917	-	293,917

Guaranteed investment contract	-	439,820	-	439,820

Total investments at fair value	$2,319,348	$733,737	$-	$3,053,085

The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009.

	Level 1	Level 2	Level 3	Total

Cash	$13,899	$-	$-	$13,899

Registered Investment Companies
Index	856,484	-	-	856,484
Horizon	242,031	-	-	242,031
Bond	280,509	-	-	280,509
Small Equity	209,591	-	-	209,591
Medium Equity	169,014	-	-	169,014
Balanced/Asset Allocation	252,913	-	-	252,913

Company Stock	-	245,963	-	245,963

Guaranteed investment contract	-	562,599	-	562,599

Total investments at fair value	$2,024,441	$808,562	$-	$2,833,003

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6 - Related party transactions:

Included with the Plan's investment alternatives are shares of stock of Magyar Bancorp, Inc., and transactions of these shares qualify as party-in-interest transactions. As of December 31, 2010 and 2009, the Plan held fair values of Magyar Bancorp, Inc. employer stock of $293,917 and $245,963, respectively.

Certain Plan investments are shares of mutual funds and a guaranteed investment contract managed by Transamerica Life Insurance Co. and Diversified Investment Advisors. Transamerica Life Insurance Co. is one of the custodians of the Plan’s assets, and Diversified Investment Advisors is the Plan’s record keeper. Therefore, these transactions qualify as party-in-interest transactions.

Note 7 - Tax status of the Plan:

The IRS has determined and informed the Bank by a letter dated April 29, 2010, that the plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007. In addition, there have been no tax related interest or penalties for periods presented in these financial statements.

Note 8 - Concentration of risks and uncertainties:

The assets of the Plan are primarily financial instruments which are monetary in nature and concentrated in investment securities. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the Consumer Price Index. Investments in funds are subject to risk conditions of the individual investment or fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 9 – New accounting pronouncements:

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and required a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 or the fair value hierarchy and presented information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 31, 2009. Adoption of ASU 2010-06 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In February 2010, the FASB amended guidance which established general standards of accounting, and disclosure of, events that occur after the financial statements date but before financial statements are issued or are available to be issued. In particular, this guidance established (i) the period after the financial statements date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure, (ii) the circumstances under which an entity should recognize events or transactions occurring after the financial statements date and (iii) the disclosures that an entity should make about events or transactions that occurred after the financial statements date. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits, changes in net assets available for benefits or related disclosures.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). This ASU requires that loans to the participants in an entity’s defined contribution plan be classified as notes receivable. These loans are to be reported separately from plan investments. The proper measurement of these loans is their unpaid principal balances, plus all accrued but unpaid interest. The guidance in ASU 2010-25 becomes effective for reporting periods ending after December 15, 2010 and must be applied retrospectively. Adoption of ASU 2010-25 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Note 10 – Subsequent Events:

The Bank has evaluated subsequent events occurring from the date of the financial statements through the date of issuance.  Based upon this evaluation, the Bank has determined that no subsequent events have occurred which require disclosure in or adjustments to the financial statements.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

EIN No. 22-1085787, Plan No. 002

Schedule H, Line 4i – Schedule of Assets
Plan Year Ending December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(e) CURRENT VALUE

	Transamerica Partners Funds Group	Transamerica Partners Stock Index Fund	$133,431
	Transamerica Asset Alloc Funds	Transamerica Asset Alloc - Short Horiz	146,842
	Transamerica Asset Alloc Funds	Transamerica Asset Alloc - Intermediate Horiz	32,009
	Transamerica Asset Alloc Funds	Transamerica Asset Alloc - Long Horiz	77,548
	Transamerica Partners Funds Group	Transamerica Partners Core Bond	192,355
*	Transamerica Life Insurance Co.	Mutual Quest A	64,977
*	Transamerica Life Insurance Co.	Fidelity Advisor Mid Cap T	205,063
*	Transamerica Life Insurance Co.	Oppenheimer International Growth A	136,118
*	Transamerica Life Insurance Co.	Fidelity Advisor Small Cap T	201,096
*	Transamerica Life Insurance Co.	American Funds New Perspective R3	111,296
*	Transamerica Life Insurance Co.	Franklin Small-Mid Cap Growth R	62,552
*	Transamerica Life Insurance Co.	American Funds Fundamental Investor R3	213,710
*	Transamerica Life Insurance Co.	Franklin Small Cap Value R	28,931
*	Transamerica Life Insurance Co.	Loomis Sayles Bond Admin	59,378
*	Transamerica Life Insurance Co.	PIMCO Total Return R	61,840
*	Transamerica Life Insurance Co.	Transamerica Balanced P	148,223
*	Transamerica Life Insurance Co.	Transamerica Diversified Equity P	203,464
*	Transamerica Life Insurance Co.	Vanguard Target Retirement 2005	30,732
*	Transamerica Life Insurance Co.	Vanguard Target Retirement 2015	33,501
*	Transamerica Life Insurance Co.	Vanguard Target Retirement 2025	131,091
*	Transamerica Life Insurance Co.	Vanguard Target Retirement 2035	17,320
*	Transamerica Life Insurance Co.	Vanguard Target Retirement 2040	9,783
		Mutual Funds Total	$2,301,260

*	State Street Bank & Trust Co.	Cash Reserve Account	$18,088

*	Transamerica Life Insurance Co.	Insurance Company/General Account	$439,820

*	Magyar Bancorp, Inc. Stock	Magyar Bank Employer Stock Fund	$293,917

*	Participants	Notes Receivable with interest rates of 4.25% to 9.25%	$150,430

		TOTAL PLAN ASSETS	$3,203,515

* Indicates Party-In-Interest to the Plan

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MAGYAR BANK 401(k) PROFIT SHARING PLAN

Date: June 27, 2011	By:	/s/ John S. Fitzgerald
John S. Fitzgerald
President and Chief Executive Officer
Magyar Bancorp, Inc.

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm